EXHIBIT II
Nordic Investment Bank

Schedule of External Floating Indebtedness as of December 31, 2010

	Amounts outstanding at	Amounts outstanding at
	December 31, 2010 in	December 31, 2010 in
Currency	currency of borrowing	EUR

EUR	1,094,935,356.60	1,094,935,356.60
ISK	35,200,000.00	229,915.09
USD	240,735,720.00	180,164,436.46

		1,275,329,708.15